UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                     No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                     No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                     No:  ☒

EXHIBIT INDEX

Exhibit 1	Minutes of the 347th Extraordinary Meeting of the Board of Directors, held on May 6, 2010

Exhibit 2	Excerpt of Item 5 from the Minutes of the 348th General Meeting of the Board of Directors, held on May 6, 2010.

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

Board of Trade (NIRE) NO. 33 300 26253-9

MINUTES OF THE 347TH EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON MAY 6, 2010.

I. DATE, TIME AND PLACE: on May 06, 2010, at 9:30 a.m., at the meeting room of the Board of Directors of Tele Norte Leste Participações S.A (the “Company” or “TNL”), at Praia de Botafogo No. 300 – 11th Floor, Room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro.

II. CALL NOTICE: individual messages were sent to the members of the Board of Directors.

III. QUORUM AND ATTENDANCE: all Members of the Board of Directors as signed hereunder attended the meeting.

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha acted as Chairman and José Augusto da Gama Figueira acted as Secretary.

V. AGENDA: (1) elect the Chairman of the Board of Directors; (2) elect the Members of the Board of Executive Officers; (3) readjust the compensation of the members of the Board of Directors.

VI. DECISIONS: regarding item (1) of the Agenda, considering the General Shareholders’ Meeting held on April 16, 2010, which elected the members of the Board of Directors for a term of office that expires on the date of the 2013 General Shareholders’ Meeting, the Board of Directors unanimously approved the re-election of José Mauro Mettrau Carneiro da Cunha as Chairman of the Board of Directors.

Regarding item (2), the Board of Directors decided to maintain the current Executive Board of the Company and, therefore, the Executive Officers were re-elected. As such, the COMPANY’S BOARD OF EXECUTIVE OFFICERS will be comprised of the following members:

(i)	Chief Executive Officer: LUIZ EDUARDO FALCO PIRES CORRÊA, Brazilian, married, engineer, bearer of the identity card (RG) No. 6056736, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 052.425.988-75, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro;

(ii)	Executive Officer, without specific designation: ALEX WALDEMAR ZORNIG, Brazilian, married, business administrator, bearer of the identity card (RG) No. 9415053, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 919.584.158-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro;

(iii)	Executive Officer, without specific designation: JULIO CESAR PINTO, Brazilian, separated, accountant, bearer of the identity card (RG) No. 24.027-5, issued by CRC/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 205.088.327-72, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro;

(iv)	Executive Officer without specific designation: MAXIM MEDVEDOVSKY, Brazilian, married, engineer, bearer of the identity card (RG) No. 101915858, issued by IFP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 016.750.537-82, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; and

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Extrato dos itens 1, 2 e 3 da Ata da 347a Reunião Extraordinária do Conselho de Administração

Realizada em 06 de maio de 2010

Pág. 2 de 2

(v)	Executive Officer, without specific designation: FRANCISCO AURÉLIO SAMPAIO SANTIAGO, Brazilian, married, engineer, bearer of the identity card (RG) No. 244543, issued by SSP/SE, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 145.053.631-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro.

ALEX WALDEMAR ZORNIG, qualified above, shall also act as Chief Investors Relations Officer representing the Company to the regulating bodies of the capital markets, pursuant to the terms of CVM Instruction No. 480/09, as amended. The elected Executive Officers: (a) shall remain in office for 3 (three) years, until the first meeting of the Board of Directors following the 2013 General Shareholders’ Meeting; and (b) have signed, on this day, the Terms of Office and Investiture. The Board Members represent that they are duly qualified for the position and are not involved in any of the crimes or impediments established under the terms of CVM Instruction No. 367, of May 29, 2002.

Lastly, regarding item (3), the Board of Directors approved the proposal to readjust the compensation of the Board of Directors, by 4.3% over the amount established in 2009 at the 325th Meeting of the Board of Directors. Such readjustment will be effective as of May 2010. The decisions of the 284th Meeting of the Board of Directors remain effective. It was recorded that, pursuant to BNDES Resolutions No. 1,023/2002 of October 28, 2002 and No. 1,050/2003 of May 19, 2003, the Board Members appointed by BNDES: Julio Cesar Maciel Ramundo and Joaquim Dias de Castro, elected at the General Shareholders’ Meeting held on April 16, 2010, will not receive compensation.

VII. CLOSING: The material used in the presentation will be filed with the secretary of the Board of Directors. Nothing further to discuss, these minutes were drafted, read, approved and executed by all present. (/s/) José Mauro M. Carneiro da Cunha–Chairman; José Augusto da Gama Figueira– Secretary; Otávio Marques de Azevedo; Pedro Jereissati; Alexandre Jereissati Legey; Fernando Magalhães Portella; Ivan Ribeiro de Oliveira; Marcel Cecchi Vieira; Julio Cesar Maciel Ramundo; and Fábio de Oliveira Moser. This is a true copy of the original written in the minutes book.

Rio de Janeiro, May 6, 2010.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Minutes of the 347th Meeting of the Board of Directors

Held on May 6, 2010

Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

Board of Trade (NIRE) NO. 33 300 26253-9

EXCERPT OF ITEM 5 FROM THE MINUTES OF THE 348th GENERAL MEETING OF THE BOARD OF

DIRECTORS, HELD ON MAY 6, 2010.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that item 5 of the Agenda “Issuance of Promissory Notes of TNL in the total amount of up to R$1.5 billion,” of the Minutes of the 348th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL” or “Company”), held on May 6, 2010, at 9:45 am, at the meeting room of the Board of Directors at Praia de Botafogo No. 300, 11th Floor, Room 1101, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“item (5), proposal to issue commercial promissory notes in name of the Company, in a total amount of R$1,500,000,000.00 (one billion and five hundred million reais), was approved. The promissory notes will be issued in a single series for public distribution, through restricted distribution efforts, pursuant to CVM Instruction No. 476/09. The promissory notes will have the following characteristics:

(i) Total amount of the Issuance: will be R$1,500,000,000.00 (one billion and Five hundred million reais) at the Issue Date (as defined below);

(ii) Series Number and Issue Number: the Promissory Notes will be issued in a single series, being the first issueance;

(iii) Number of Promissory Notes: a total of 10 (ten) Promissory Notes will be issued;

(iv) Face Value per Unit: will be R$150,000,000.00 (one hundred and fifty million reais) as of the date of the issuance;

(v) Issue Date: is the date on which the Promissory Notes are subscribed and paid-in

(vi) Form: the Promissory Notes will be issued in paper form and deposited with the institution designated to serve as the contracted bank;

(vii) Term: 90 (ninety) days as of the Issue Date;

(viii) Placement: general distribution, through restricted distribution efforts, pursuant to the terms of CVM Instruction No. 476/09, under the firm guarantee of Banco Itaú BBA S.A.;

(ix) Place of Distribution, Trade and Payment: the Promissory Notes will be registered for (a) distribution to the primary market with the Módulo de Notas Comerciais – NOTA (“Módulo NOTA”), which is managed and traded by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”), distribution will also be liquidated through CETIP; and (b) trading in the secondary market through Módulo NOTA, with payments relating to the Promissory Notes made in compliance to the procedures of CETIP and the Contracted Bank for Promissory Notes registered with Módulo NOTA, or at the Company’s headquarters, in Rio de Janeiro, for Promissory Notes that are not registered with Módulo NOTA;

(x) Payment of Interest: the Promissory Notes will yield interest corresponding to the accumulated variation of the average daily rates of Interbank Deposits (DI – Depósitos Interfinanceiros), over extra-group (the “DI Rate”), which is calculated daily and published by CETIP in the CETIP Bulletin available at CETIP’s website (http://www.cetip.com.br), capitalized by a surcharge of 1.15% (one point fifteen percent) expressed as a annual percentage based on 252 (two hundred and fifty-two) business days. The Face Value of the Promissory Note will bear interest, from the Issue Date to the Maturity Date. Interest will be calculated according to the criteria defined in the calculation book of NOTA, which is available at http://www.cetip.com.br. Yield and face value of each Promissory Note will be fully paid on the Maturity Date.

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Excerpt of Item 5 from the minutes of the 348th General Meeting of the Board of Directors

Held on May 6, 2010

Pág. 2 de 2

(xi) Monetary Adjustment: the Face Value of the Promissory Note will not be adjusted;

(xii) Guarantees: the Promissory Notes are not entitled to any type of guarantee or “aval” guarantee;

(xiii) Optional Early Redemption: the Company is entitled to redeem the Promissory Notes early at any time, through notice sent to the Promissory Noteholder up to 5 (five) Business Days before the redemption date, whereby the Promissory Noteholder can declare acceptance of early redemption of the Promissory Note, pursuant to Article 7, Paragraph 2 of CVM Instruction No. 134. The Promissory Notes cannot be partially redeemed. Only total early redemption of the face value plus interest, calculated pro rata temporis from the Issue Date to the Date of Redemption, is possible. Any early Redemption of the Promissory Note held in custody with Módulo NOTA will be conducted in compliance with CETIP procedures;

(xiv) Proof of Limits: The Issuance does not have to observe the limits established under Articles 3 and 4 of CVM Instruction No. 134, pursuant to the terms of waiver under Article 1, paragraph III of CVM Instruction No. 155;

(xv) Early Maturity: Promissory Noteholders, individually or as a group, can declare early maturity of all obligations related to the Promissory Notes and demand immediate payment, by the Company, of the Face Value of the outstanding Promissory Notes, plus interest calculated pro rata temporis from the Issue Date to the date of actual payment, in the events of maturity to be defined by the Executive Board of the Company observing the Company’s current existing terms and conditions for loans; and

(xvi) Note Holding: For all intents and purposes, ownership of the Promissory Note will be proved by the physical Note itself. In addition, proof of ownership of Notes held through Módulo NOTA as custodian, will be through a statement issued by CETIP, in the name of the Promissory Noteholder. The Company’s Executive Board, in compliance with the law and as established by the Company’s bylaws, is authorized to conduct any and all acts necessary in connection with the implementation of the Promissory Notes.”

All members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha - Chairman, Pedro Jereissati, Otávio Marques de Azevedo, Ivan Ribeiro de Oliveira, Marcel Cecchi Vieira, Fernando Magalhães Portella, Alexandre Jereissati Legey, Fábio de Oliveira Moser and Julio Cesar Maciel Ramundo.

Rio de Janeiro, May 06, 2010.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Excerpt of Item 5 from the minutes of the 348th General Meeting of the Board of Directors

Held on May 6, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer